SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Coolabah Investment Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	1395 Brickell Avenue, Suite 740
Miami, FL 33131

TELEPHONE NUMBER:	(305) 722-7789

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	CAPITOL SERVICES, INC.

108 Lakeland Ave.
Dover, DE 19901
CHECK APPROPRIATE BOX:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒Yes
☐No

SIGNATURES
Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Miami and State of Florida on this 9th day of July, 2026.

Coolabah Investment Trust

By:	/s/ Luke Bouris
Name: Luke Bouris Title: Initial Trustee

ATTEST:	/s/ Alexander Lau

Name	Alexander Lau____________________
Title:	General Counsel__________________